Exhibit 99.1

FERRARI PORTOFINO DRIVES SOLID Q1 2019 RESULTS.
FIRING ON ALL CYLINDERS WITH THE FERRARI F8 TRIBUTO,
FIRST OF 5 MODELS TO BE UNVEILED IN 2019.

•	Total shipments of 2,610 units, up +22.7%

•	Net revenues of Euro 940 million, up +13.1% or +11.1% at constant currency(1)

•	Adj. EBITDA(2) of Euro 311 million(3), up 14.1% and reaching an EBITDA margin of 33.1% consistent with 2019 guidance

•	Adj. diluted EPS(2) of Euro 0.95 (+21.8%)

•	Industrial free cash flow(2) generation of Euro 282 million, including the positive cash impact from advances on the Ferrari Monza SP1 and SP2

(In Euro million,	For the three months ended
unless otherwise stated)	March 31,
	2019	2018	Change
Shipments (in units)	2,610	2,128	482	23%
Net revenues	940	831	109	13%
EBITDA(2)	311	272	39	14%
Adj. EBITDA(2)	311	272	39	14%
Adj. EBITDA margin(2)	33.1%	32.8%	+30 bps
EBIT	232	210	22	11%
Adj. EBIT(2)	232	210	22	11%
Adj. EBIT margin(2)	24.7%	25.3%	(60 bps)
Net profit	180	149	31	22%
Adj. net profit(2)	180	149	31	22%
Basic earnings per share (in Euro)	0.95	0.78	0.17	22%
Adj. basic earnings per share (in Euro) (2)	0.95	0.78	0.17	22%
Diluted earnings per share (in Euro)	0.95	0.78	0.17	22%
Adj. diluted earnings per share (in Euro) (2)	0.95	0.78	0.17	22%

2019 Guidance confirmed
The Group confirmed the following performance targets for 2019:
•    Net revenues: > Euro 3.5 billion, over 3% growth versus 2018
•    Adj. EBITDA: Euro 1.2-1.25 billion, approx. 10% growth versus 2018
•    Adj. EBIT: Euro 0.85-0.9 billion, approx. 6% growth versus 2018
•    Adj. diluted EPS (4): Euro 3.50-3.70 per share, approx. 6% growth versus 2018
•    Industrial free cash flow: ~ Euro 0.45 billion, over 10% growth versus 2018

[1]	The constant currency presentation eliminates the effects of changes in foreign currency (transaction and translation) and of foreign currency hedges
[2]	Refer to specific note on non-GAAP financial measures
[3]	Including Euro 4 million positive impact from IFRS 16 first time adoption (simplified approach)
[4]	Calculated using the weighted average diluted number of shares for 2018

Maranello (Italy), May 7, 2019 – Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) today announces its consolidated preliminary results(5) for the first quarter ended March 31, 2019.

Shipments(6)(7)

Shipments(6)(7)	For the three months ended
(units)	March 31,
	2019	2018	Change
EMEA	1,209	1,103	106	10%
Americas	720	569	151	27%
Mainland China, Hong Kong and Taiwan	328	183	145	79%
Rest of APAC	353	273	80	29%
Total Shipments	2,610	2,128	482	23%

Shipments totaled     2,610 units in the first quarter 2019, up 482 units or +22.7% vs. prior year. This achievement was driven by a 30.6% increase in sales of our 8 cylinder models (V8), while the 12 cylinder models (V12) grew by 4.1%. The V8 performance was mainly led by robust deliveries of the Ferrari Portofino. This was partially offset by lower volume from the 488 family, with the 488 GTB and the 488 Spider approaching the end of their lifecycles, the 488 Pista ramping up and the 488 Pista Spider yet to arrive on the market. V12 performance was led by the 812 Superfast.
Growth in shipments occurred across all regions: EMEA(7) grew 9.6%, Americas(7) increased by 26.5%, Rest of APAC(7) was up 29.3%, while Mainland China, Hong Kong and Taiwan were up 79.2%. Geographic mix shifted in favor of Mainland China to accelerate deliveries in advance of the early implementation of new emission regulations.

[5]
These results have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and IFRS as endorsed by the European Union

[6]	Excluding the XX Programme, racing cars, Fuori Serie, one-off and pre-owned cars
[7]
EMEA includes: Italy, UK, Germany, Switzerland, France, Middle East (includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait) and Rest of EMEA (includes Africa and the other European markets not separately identified); Americas includes: United States of America, Canada, Mexico, the Caribbean and Central and South America; Rest of APAC mainly includes: Japan, Australia, Singapore, Indonesia, South Korea, Thailand and Malaysia

Total net revenues

(Euro million)	For the three months ended
	March 31,
	2019	2018	Change at
			current	constant
			currency	currency
Cars and spare parts(8)	735	612	20%	18%
Engines(9)	58	77	(23%)	(23%)
Sponsorship, commercial and brand(10)	128	125	2%	(1%)
Other(11)	19	17	10%	4%
Total Net Revenues	940	831	13%	11%

Net revenues for the first quarter 2019 increased to Euro 940 million, up 13.1% at current currency and up 11.1% at constant currency(1). Revenues in Cars and spare parts(8) (Euro 735 million, +20.1% at current currency or +18.3% at constant currency(1)) were supported by higher volumes of the Ferrari Portofino and the 812 Superfast as well as the ramp up of the 488 Pista, this was partially offset by lower sales of LaFerrari Aperta and the 488 GTB as well as the 488 Spider phase out. Personalization programs also positively contributed, along with deliveries of the FXX K EVO. The erosion in Engines(9) revenues (Euro 58 million, -23.4% at current and constant currency(1)) reflected lower shipments to Maserati. Sponsorship, commercial and brand(10) revenues (Euro 128 million, +2.0% at current currency or -1.2% at constant currency(1)) decreased at constant currency due to lower revenues generated by other brand related activities. Currency, including translation and transaction impacts as well as foreign currency hedges, had a positive impact of Euro 17 million (mainly USD).

[8]	Includes the net revenues generated from shipments of our cars, including any personalization revenue generated on these cars and sales of spare parts
[9]	Includes the net revenues generated from the sale of engines to Maserati and the revenues generated from the rental of engines to other Formula 1 racing teams
[10]
Includes the net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues and net revenues generated through the Ferrari brand, including merchandising, licensing and royalty income

[11]	Primarily includes interest income generated by our financial services activities and net revenues from the management of the Mugello racetrack

Adjusted EBITDA(2) and Adjusted EBIT(2)

(Euro million)	For the three months ended
	March 31,
	2019	2018	Change at
			current	constant
			currency	currency
Adj. EBITDA(2)	311	272	14%	10%
Adj. EBIT(2)	232	210	11%	5%

Q1 2019 Adjusted EBIT(2) was Euro 232 million, +10.7% at current currency or +4.9% at constant currency(1). This was a result of higher volumes (Euro 60 million). Mix / price was negative (Euro 22 million) due to the combined impact of lower sales of LaFerrari Aperta, that finished its limited series run in 2018, and the strong increase of the Ferrari Portofino. This was partially offset by deliveries of the FXX K EVO along with the positive contribution from personalization programs. Industrial costs / research and development costs increased (Euro 11 million), mainly due to higher depreciation and amortization of fixed assets. SG&A grew (Euro 4 million) mostly due to new product launches. Other decreased (Euro 13 million) mainly due to lower engines supplied to Maserati as well as lower revenues from our other brand related activities, with one timers in line with prior year.

The tax rate was reduced to 20% as a result of the advance agreement on the Patent Box, which will continue to benefit the entire year.

As a result of the items described above, diluted earnings per share reached Euro 0.95, up 21.8% vs. prior year.

Industrial free cash flow(2) for the three months ended March 31, 2019 was Euro 282 million, driven by strong Adjusted EBITDA(2), the positive cash impact from the collection of advances on the Ferrari Monza SP1 and SP2, expected to continue in the following quarters, partially offset by capex spending of Euro 135 million.

Net Industrial Debt(2)(12) at March 31, 2019 – after Euro 51 million of share repurchases in the first quarter 2019 and including Euro 63 million lease liabilities as per IFRS 16 first time adoption – was Euro 192 million, (-48.4%) versus a level of Euro 370 million at December 31, 2018.

2019 Guidance confirmed
The Group confirmed the following performance targets in 2019:

(€B, unless otherwise stated)	2018A	2019E	Delta %
NET REVENUES	3.4	>3.5	>+3%
ADJ. EBITDA (margin %)	1.1 32.6%	1.2-1.25 ~34%	~+10%
ADJ. EBIT (margin %)	0.825 24.1%	0.85-0.9 ~24.5%	~+6%
ADJ. DILUTED EPS(4) (€)	3.40	3.50-3.70	~+6%
IND. FCF	0.4	~0.45	>+10%

First quarter 2019 highlights

Brand Finance Award:
On January 22, 2019 Brand Finance published its yearly ranking, with Ferrari as the world’s strongest brand.

Ferrari F8 Tributo:
Successfully presented at the Geneva Motor Show on March 5, 2019, the Ferrari F8 Tributo represents the most powerful V8 in Prancing Horse history for a non-special series car and sets the benchmark not just for turbos, but for engines across the board. The F8 Tributo delivers its 720 cv without the slightest hint of a turbo lag and produces an evocative soundtrack. Instantaneous power is matched by exceptional handling due to the car's advanced vehicle dynamics.

[12]	Net Industrial Debt redefined as Net Debt less Net Debt of Financial Services Activities

Subsequent events:

On May 2, 2019, following the approval of Shareholders at the Annual General Meeting on April 12, 2019, the Company paid a dividend in cash of Euro 1.03 per outstanding common share, corresponding to a total dividend amount of approximately Euro 193 million.
Under the common share repurchase program, the Company has purchased a further 137,374 common shares for a total consideration of Euro 16.7 million since March 31, 2019. As a result, as of May 2, 2019 the Company held an aggregate of 6,368,379 common shares in treasury.

About Ferrari
Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Ferrari brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design. Its history and the image enjoyed by its cars are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 in 1950 through the present, Scuderia Ferrari has won 235 Grand Prix races, 16 Constructor World titles and 15 Drivers’ World titles. Ferrari designs, engineers and produces its cars in Maranello, Italy, and sells them in over 60 markets worldwide.

Forward Looking Statements
This document, and in particular the section entitled “2019 Guidance” contains forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “continue”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “guidance” or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group’s ability to preserve and enhance the value of the Ferrari brand; the success of Ferrari’s Formula 1 racing team and the expenses the Group incurs for Formula 1 activities, as well as the popularity of Formula 1 more broadly; the Group’s ability to keep up with advances in high performance car technology and to make appealing designs for its new models; Group’s ability to preserve its relationship with the automobile collector and enthusiast community; changes in client preferences and automotive trends; changes in the general economic environment, including changes in some of the markets in which we operate, and changes in demand for luxury goods, including high performance luxury cars, which is highly volatile; competition in the luxury performance automobile industry; the Group’s ability to successfully carry out its growth strategy and, particularly, the Group’s ability to grow its presence in emerging market countries; the Group’s low volume strategy; reliance upon a number of key members of executive management, employees, and the ability of its current management team to operate and manage effectively; the performance of the Group’s dealer network on which the Group depend for sales and services; increases in costs, disruptions of supply or shortages of components and raw materials; disruptions at the Group’s manufacturing facilities in Maranello and Modena; the performance of the Group’s licensees for Ferrari-branded products; the Group’s ability to protect its intellectual property rights and to avoid infringing on the intellectual property rights of others; the ability of Maserati, the Group’s engine customer, to sell its planned volume of cars; continued compliance with customs regulations of various jurisdictions; the impact of increasingly stringent fuel economy, emission and safety standards, including the cost of compliance, and any required changes to its products; the challenges and costs of integrating hybrid technology more broadly into Group’s car portfolio over time; product recalls, liability claims and product warranties; the adequacy of its insurance coverage to protect the Group against potential losses; ability to ensure that its employees, agents and representatives comply with applicable law and regulations; ability to maintain the functional and efficient operation of its information technology systems, including our ability to defend from the risk of cyberattacks on our in-vehicle technology; the Group’s ability to service and refinance its debt; the Group’s ability to provide or arrange for adequate access to financing for its dealers and clients, and associated risks; labor relations and collective bargaining agreements; exchange rate fluctuations, interest rate changes, credit risk and other market risks; changes in tax, tariff or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which the Group operates, including possible future bans of combustion engine cars in cities and the potential advent of self-driving technology; potential conflicts of interest due to director and officer overlaps with the Group’s largest shareholders and other factors discussed elsewhere in this document.
The Group expressly disclaims and does not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this document or in connection with any use by any third party of such forward-looking statements.
Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com

Investor Relations
tel.: +39 0536 949695
Email: ir@ferrari.com

www.ferrari.com

Capex and R&D

(Euro million)	For the three months ended
	March 31,
	2019	2018
Capital expenditures	135	121
of which capitalized development costs(13) (A)	65	57
Research and development costs expensed (B)	154	149
Total research and development (A+B)	219	206
Amortization of capitalized development costs (C)	31	24
Research and development costs as recognized in the consolidated income statement (B+C)	185	173

Non-GAAP financial measures
Operations are monitored through the use of various non-GAAP financial measures that may not be comparable to other similarly titled measures of other companies.

Accordingly, investors and analysts should exercise appropriate caution in comparing these supplemental financial measures to similarly titled financial measures reported by other companies.

We believe that these supplemental financial measures provide comparable measures of financial performance which then facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions.

Certain totals in the tables included in this document may not add due to rounding.

[13]	Capitalized as intangible assets during the quarter

Total Net Revenues, EBITDA, Adj. EBITDA, EBIT and Adj. EBIT at constant currency eliminate the effects of changes in foreign currency (transaction and translation) and of foreign currency hedges.

(Euro million)	For the three months ended
	March 31,
	2019 at	2019 at
	current	constant
	currency	currency
Cars and spare parts	735	718
Engines	58	58
Sponsorship, commercial and brand	128	124
Other	19	18
Total Net Revenues	940	918

(Euro million)	For the three months ended
	March 31,
		2019
EBIT		232
Adjusted EBIT		232
Currency (including hedges)		17
EBIT at constant currency		215
Adjusted EBIT at constant currency		215

(Euro million)	For the three months ended
	March 31,
		2019
EBITDA		311
Adjusted EBITDA		311
Currency (including hedges)		17
EBITDA at constant currency		294
Adjusted EBITDA at constant currency		294

EBITDA is defined as net profit before income tax expense, net financial expenses and depreciation and amortization.
Adjusted EBITDA is defined as EBITDA as adjusted for certain income and costs, which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

(Euro million)	For the three months ended
	March 31,
	2019	2018	Change
Net profit	180	149	31
Income tax expense	45	57	(12)
Net financial expenses	7	4	3
Amortization and depreciation	79	62	17
EBITDA	311	272	39
of which: positive impact from IFRS 16 first time adoption (simplified approach)	4	-

(Euro million)	For the three months ended
	March 31,
	2019	2018	Change
EBITDA	311	272	39
Adjustments	-	-	-
Adjusted EBITDA	311	272	39

Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) represents EBIT as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

(Euro million)	For the three months ended
	March 31,
	2019	2018	Change
EBIT	232	210	22
Adjustments	-	-	-
Adjusted EBIT	232	210	22

Adjusted net profit represents net profit as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

(Euro million)	For the three months ended
	March 31,
	2019	2018	Change
Net profit	180	149	31
Adjustments	-	-	-
Adjusted net profit	180	149	31

Adjusted EPS represents EPS as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

(Euro per common share)	For the three months ended
	March 31,
	2019	2018	Change
Basic EPS	0.95	0.78	0.17
Adjustments	-	-	-
Adjusted basic EPS	0.95	0.78	0.17
Diluted EPS	0.95	0.78	0.17
Adjustments	-	-	-
Adjusted diluted EPS	0.95	0.78	0.17

Basic and diluted EPS

(Euro million, unless otherwise stated)	For the three months ended
	March 31,
	2019	2018	Change
Net profit attributable to the owners of the Company	178	148	30
Weighted average number of common shares (thousand)	187,680	188,846
Basic EPS (in Euro)	0.95	0.78	0.17
Weighted average number of common shares for diluted earnings per common share (thousand)	188,478	189,651
Diluted EPS (in Euro)	0.95	0.78	0.17

Net Industrial Debt, defined as total Debt less Cash and cash equivalents (Net Debt), further adjusted to exclude the debt and cash and cash equivalents related to our financial services activities (Net Debt of Financial Services Activities).

(Euro million)	Mar. 31, 2019	Dec. 31, 2018
Debt	(2,064)	(1,927)
of which: Lease liabilities as per IFRS 16 first time adoption (simplified approach)	63	-
Cash and cash equivalents	1,062	794
Net Debt	(1,002)	(1,133)
Net Debt of Financial Services Activities	(810)	(763)
Net Industrial Debt	(192)	(370)

Free Cash Flow and Free Cash Flow from Industrial Activities are two of management’s primary key performance indicators to measure the Group’s performance. Free Cash Flow is defined as cash flows from operating activities less investments in property, plant and equipment and intangible assets. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted to exclude the operating cash flow from our financial services activities (Free Cash Flow from Financial Services Activities).

(Euro million)	For the three months ended
	March 31,
	2019	2018
Cash flow from operating activities	384	210
Investments in property, plant and equipment and intangible assets	(135)	(121)
Free Cash Flow	249	89
Free Cash Flow from Financial Services Activities	(33)	(2)
Free Cash Flow from Industrial Activities	282	91

On May 7, 2019, at 4.30 p.m. CEST, management will hold a conference call to present the Q1 2019 results to financial analysts and institutional investors. The call can be followed live and a recording will subsequently be available on the Group website http://corporate.ferrari.com/en/investors. The supporting document will be made available on the website prior to the call.

Ferrari N.V. Amsterdam, the Netherlands Registered Office: Via Abetone Inferiore N.4, I -41053 Maranello, (MO) Italy Dutch trade register number: 64060977